October 14, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn: Stephen G. Kirkorian, Accounting Branch Chief

Re:	Changyou.com Limited

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed on February 28, 2011

Form 6-K filed on February 1, 2011

File No. 001-34271

Dear Mr. Kirkorian:

We are transmitting this letter on behalf of our client Changyou.com Limited (“Changyou”) in response to the comments contained in a letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Mr. Tao Wang, Chief Executive Officer of Changyou, dated October 7, 2011 (the “Second Comment Letter”), regarding Changyou’s Form 20 F for the year ended December 31, 2010.

Changyou’s responses to the Second Comment Letter are set forth below. The comments are numbered so as to correspond to the comment numbers in the Second Comment Letter.

RESPONSES TO COMMENT LETTER

Form 20-F for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Variable Interest Entities

Consolidated VIEs, page F-9

Staff Comment

1.	We have read your responses to prior comments 7 and 8. While we acknowledge your Risk Factor disclosure, we believe that the risks and consequences surrounding VIE consolidation in the PRC and the potential for deconsolidation require footnote disclosure. Paragraph (c) of ASC 810-10-50-2AA requires the disclosure of the nature, changes in and risks associated with your involvement with a VIE. You should clearly disclose the consequences if the PRC government determines that the VIE structure for operating your business does not comply with PRC government restrictions on foreign investment in the online game industry. In this regard, you should disclose the consequences as listed in your response including the potential for deconsolidation of your operating subsidiaries. If management believes that the possibility of such events is remote, that opinion could also be included in your footnote disclosure. Please include your proposed future disclosure within your response.

Goulston & Storrs, A Professional Corporation — Boston — DC — New York— Beijing

400 Atlantic Avenue, Boston, Massachusetts 02110-3333 —(617) 482-1776 Tel —(617) 574-4112 Fax — www.goulstonstorrs.com

Securities and Exchange Commission

October 14, 2011

Changyou Response

In accordance with the Staff’s suggestion, Changyou will include in its financial statement footnotes in future filings, as applicable, disclosure substantially as follows:

“VARIABLE INTEREST ENTITIES

Consolidated VIEs

PRC laws and regulations prohibit or restrict foreign ownership of companies that operate online games and internet content services. Consequently, the Group operates its MMORPG businesses through the VIEs. Both Gamease and Guanyou Gamespace are directly owned by the Company’s Chief Executive Officer (“CEO”) and Dewen Chen, the Company’s President and Chief Operating Officer (the “President”). Shanghai ICE is owned by two Changyou employees, Runa Pi and Rong Qi, each of whom holds 50%. Capital for the VIEs is funded by the Company through loans provided to the Company’s CEO and President and Ms. Pi and Ms. Qi, and the loans are initially recorded as loans to related parties.

These loans, with the capital of the VIEs, are eliminated for accounting purposes during consolidation.

Under contractual agreements with the Company, shareholders of Gamease, Guanyou Gamespace and Shanghai ICE are required to transfer their ownership in Gamease, Guanyou Gamespace and Shanghai ICE to the Company, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Company at any time to repay the loans outstanding. All voting rights of Gamease, Guanyou Gamespace and Shanghai ICE are assigned to the Company; the Company has the right to designate all directors and senior management personnel of Gamease, Guanyou Gamespace and Shanghai ICE. The Company’s CEO and President and the two Changyou employees have pledged their shares in Gamease, Guanyou Gamespace and Shanghai ICE as collateral for the loans. As of December 31, 2010 and 2011, the aggregate amount of these loans was $3,609,000 and $                    , respectively.

Securities and Exchange Commission

October 14, 2011

The Group has adopted the guidance of accounting for variable interest entities, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity. The Group’s management evaluated the relationships between the Company, AmazGame and Gamease, the relationships between the Company, Gamespace and Guanyou Gamespace and the relationship between the Company, ICE WFOE and Shanghai ICE and the economic benefit flow of the above contractual arrangements. In connection with such evaluation, management also took into account the fact that AmazGame, Gamespace and ICE WFOE, as a result of the above contractual arrangements, control 100% of the shareholders’ voting interests in the VIEs. The Group concluded that each of Gamease, Guanyou Gamespace and Shanghai ICE is a variable interest entity of the Company, of which the Company is the primary beneficiary. As a result, Gamease’s, Guanyou Gamespace’s and Shanghai ICE’s results of operations, assets and liabilities have been included in the Group’s consolidated financial statements.

It is possible that the Group’s operation of its MMORPGs through VIEs could be found by PRC authorities to be in violation of PRC laws and regulations prohibiting or restricting foreign ownership of companies that operate online games and internet content services. If such a finding were made, regulatory authorities with jurisdiction over the licensing and operation of online games would have broad discretion in dealing with such a violation, including levying fines, confiscating the Group’s income, revoking the business or operating licenses of Gamease, Guanyou Gamespace, Shanghai ICE, AmazGame, Gamespace and/or ICE WFOE, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue all or any portion of its game operations. Any of these actions could cause significant disruption to the Group’s business operations, and have a materially adverse impact on the Group’s cash flows, financial position and operating performance. The Company’s management considers the possibility of such a finding by PRC regulatory authorities to be remote.

In addition, it is possible that the contracts with the Company, shareholders of Gamease, Guanyou Gamespace and Shanghai ICE would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Company were unable to enforce these contractual arrangements, the Company would not be able to exert effective control over Gamease, Guanyou Gamespace and Shanghai ICE. Consequently, Gamease’s, Guanyou Gamespace’s and Shanghai ICE’s results of operations, assets and liabilities would not be included in the Group’s consolidated financial statements. If such were the case, the Group’s cash flows, financial position and operating performance would be materially adversely affected. The Company’s contractual arrangements with respect to its consolidated VIEs are approved and in place. The Company’s management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the contracts to be unenforceable.”

Securities and Exchange Commission

October 14, 2011

Note - 5 Concentration of credit risk, page F-16

Staff Comment

2.	We have read your response to prior comment 11 and note that you will include a discussion in future filings in response to this comment. Please provide your proposed future disclosure within your response. In addition, tell us if a single financial institution holds a substantial amount of your cash balances and short-term investments, including the sum of any branches of such financial institution. If so, you should clearly disclose this fact within this footnote and indicate the amount held at that institution.

Changyou Response

Changyou advises the Staff supplementally that Changyou generally holds its cash and bank deposits at a number of different financial institutions as a means of managing its credit risk. As of December 31, 2010, Changyou held its cash and bank deposits in 14 different financial institutions, and did not hold any short-term investments. The largest balance at a single financial institution was approximately 31% of Changyou’s total cash. If in the future Changyou holds a substantial amount of its cash, bank deposits and short-term investments in a single financial institution, it will disclose in future filings as applicable the name and the amount held in any such institution.

Changyou will include in its “Concentration of Risks” footnote in future filings, as and to the extent applicable as of the dates of such filings, disclosure substantially similar to the following:

“The Group holds its cash and bank deposits at Chinese financial institutions that are among the largest and most respected in the PRC and at international financial institutions with high ratings from internationally-recognized rating agencies. The Company’s management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. As a further means of managing its credit risk, the Group holds it cash and bank deposits in a number of different financial institutions. As of                     , the Group held its cash and bank deposits in              different financial institutions and held no more than approximately             % of its total cash at any single institution.

Under PRC law, it is generally required that a commercial bank in the PRC that holds third party cash deposits protect the depositors’ rights over and interests in their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis.”

Securities and Exchange Commission

October 14, 2011

Please feel free to contact me at (617) 574-3511 should you require additional information or have any questions regarding this letter.

Sincerely,

/s/ Timothy B. Bancroft

Timothy B. Bancroft

cc:	Tao Wang (Changyou.com Limited)

Alex Ho (Changyou.com Limited)

William Lam (PricewaterhouseCoopers Zhong Tian CPAs Limited Company)